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                                                                      Exhibit 51


Hambrecht & Quist LLC


                                                        One Bush Street
                                                    San Francisco, Ca 94104
                                                         (415) 439-3000


                                                        Robert L. Hobart
                                                        Managing Director

                                                      DIRECT: (415) 439-3617
                                                       FAX: (415) 439-3624
                                                       rhobart@hamquist.com


March 28, 1998

The Board of Directors
Metromail Corporation
360 E. 22nd Street
Lombard, Illinois 60148

c/o Mr. Scott Mohr
Lehman Brothers

VIA FACSIMILE
-------------

Gentlemen:

American Business Information ("ABI") has asked me to communicate to you our best and final offer to acquire Metromail. ABI hereby proposes to acquire all of the outstanding shares of Metromail common stock for $35.00 per share in cash plus 0.2 shares of Class A Common Stock of ABI. Based on yesterday's closing price of $12 3/8 per Class A Common share, ABI's proposal represents a value to Metromail's stockholders of $37.48 per Metromail share--a premium of nearly $3 per share over the GUS price of $34.50 per Metromail share, which offers no continuing opportunity for price appreciation to Metromail's stockholders. We note that the cash portion of ABI's proposal is superior to the total cash value offered in the merger agreement you have executed with GUS and that the equity component of our offer provides Metromail's stockholders with an opportunity to participate in the exciting strategic investment we believe the combined companies represent. Other than as set forth below, the other terms and conditions of our previous proposal to Metromail remain unchanged, including our offer to provide a $35 million letter of credit on the terms submitted to you on March 26, 1998 as evidence of ABI's commitment to successfully consummate the proposed transaction.

As you know, our sweetened proposal will entail some changes to the form of transaction required to consummate the business combination. To that end, promptly upon receipt of the notice of good faith intent described below, ABI will work to promptly provide a merger agreement and financing commitment letters reflecting our amended proposal and the necessary changes to the transaction structure. ABI will not change materially the substance, including in respect to terms with ramifications as to the certainty of the transaction from the point of view of Metromail's stockholders, of its proposal dated March 26 other than as required. Notable changes will include:

1. The form of transaction will be either (i) a merger, upon consummation of which the cash and stock consideration would be paid to Metromail's stockholders, or (ii) a cash tender offer (which would be made on a pro rata basis if oversubscribed) followed by a back-end merger for the ABI stock. Please advise us as to the preference of the Metromail Board of Directors as to these structural alternatives and we will be happy to oblige that preference.
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2. The financing commitment letters will reflect the amended form of transaction and will continue to evidence a fully financed proposal, with the same conditions precedent outlined in the correspondence of March 26; ABI's capital structure will include approximately $40 million of a deferred dividend
(commonly known as "PTK") preferred stock instrument, the take down of which will be on a parallel basis with and subject to identical conditions precedent as the financing commitments your financial advisor has previously reviewed in detail. We are in discussion with First Union regarding the amended transaction structure and their willingness to provide the requisite financing.

If, after evaluating this proposal, you determine that pursuit of the higher value ABI alternative is in the best interest of Metromail's stockholders, please indicate to us that you are prepared to enter into discussions with the good faith intent of accepting ABI's proposal, subject, of course, to your existing contractual obligations, by 6:00 P.M., Chicago time, by contacting Rob Hobart at (415) 925-9301 (home) or (415) 439-3617 (office) and we will work with you to prepare definitive documentation no later than noon, Chicago time, on Monday, March 30. Our request for time reflects merely the effort required to amend our paperwork to incorporate the amended transaction structure and ABI commits hereby to work with you in good faith to execute acceptable definitive documentation on a timely basis, understanding the deadlines in your "in-hand" deal with GUS.

We look forward to your prompt reply and thank you for evaluating our proposal on a weekend.

Sincerely,

/s/ Robert Hobart

cc: Vinod Gupta, Chairman, American Business Information, Inc.